Free Translation of the French Language Original

The condensed half-year consolidated financial statements have been subject to a review by the statutory auditors in accordance with professional standards applicable in France.

Condensed half-year consolidated financial statements

Consolidated balance sheets – Assets

(€ million)	Note	June 30, 2009	December 31, 2008
Property, plant and equipment	B.2.	7,559	6,961
Goodwill	B.3.	29,471	28,163
Intangible assets	B.3.-B.4.	15,130	15,260
Investments in associates	B.5.	2,142	2,459
Financial assets – non-current	B.6.	884	821
Deferred tax assets	B.11.	3,047	2,920
Non-current assets		58,233	56,584
Assets held for sale		33	-
Inventories		4,271	3,590
Accounts receivable		5,869	5,303
Other current assets		1,949	1,881
Financial assets – current		189	403
Cash and cash equivalents	B.8.	6,214	4,226
Current assets		18,525	15,403
TOTAL ASSETS		76,758	71,987
The accompanying notes on pages 8 to 30 are an integral part of the condensed half-year consolidated financial statements.

Consolidated balance sheets – Liabilities & Equity

(€ million)	Note	June 30, 2009	December 31, 2008
Equity attributable to equity holders of the Company		44,621	44,866
Minority interests		163	205
Total equity	B.7.	44,784	45,071
Long-term debt	B.8.	6,983	4,173
Provisions and other non-current liabilities	B.10.	8,658	7,730
Deferred tax liabilities	B.11.	5,546	5,668
Non-current liabilities		21,187	17,571
Liabilities related to assets held for sale		6	-
Accounts payable		2,733	2,791
Other current liabilities		5,112	4,721
Short-term debt and current portion of long-term debt	B.8.	2,936	1,833
Current liabilities		10,787	9,345
TOTAL LIABILITIES & EQUITY		76,758	71,987

The accompanying notes on pages 8 to 30 are an integral part of the condensed half-year consolidated financial statements.

Consolidated income statements

(€ million)	Note	6 months to June 30, 2009	6 months to June 30, 2008	12 months to December 31, 2008
Net sales		14,545	13,626	27,568
Other revenues		703	570	1,249
Cost of sales		(3,619)	(3,615)	(7,337)
Gross profit		11,629	10,581	21,480
Research and development expenses		(2,260)	(2,180)	(4,575)
Selling and general expenses		(3,627)	(3,572)	(7,168)
Other operating income		450	316	556
Other operating expenses		(170)	(138)	(353)
Amortization of intangibles		(1,805)	(1,709)	(3,483)
Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigation		4,217	3,298	6,457
Restructuring costs	B.14.	(907)	(207)	(585)
Impairment of property, plant and equipment and intangibles	B.4.	(28)	(126)	(1,554)
Gains and losses on disposals, and litigation		-	-	76
Operating income		3,282	2,965	4,394
Financial expenses	B.15.	(151)	(160)	(335)
Financial income	B.15.	37	110	103
Income before tax and associates		3,168	2,915	4,162
Income tax expense	B.16.	(795)	(771)	(682)
Share of profit/loss of associates		496	411	812
Net income		2,869	2,555	4,292
Net income attributable to minority interests		232	220	441
Net income attributable to equity holders of the Company		2,637	2,335	3,851

Average number of shares outstanding (million)	B.7.4.	1,305.5	1,313.7	1,309.3
Average number of shares outstanding after dilution (million)	B.7.4.	1,306.5	1,315.8	1,310.9

- Basic earnings per share (in euros)		2.02	1.78	2.94
- Diluted earnings per share (in euros)		2.02	1.77	2.94

The accompanying notes on pages 8 to 30 are an integral part of the condensed half-year consolidated financial statements.

Consolidated statements of recognized income and expense

(€ million)	6 months to June 30, 2009	6 months to June 30, 2008	12 months to December 31, 2008
Net income for the period	2,869	2,555	4,292

Income/(expense) recognized directly in equity:

■ Available-for-sale financial assets	16	(142)	(132)

■ Cash flow hedges	(140)	4	104

■ Revaluation reserve	130	-	-

■ Actuarial gains and (losses)	(69)	130	(829)

■ Currency translation differences	(167)	(1,654)	948

■ Tax effect on income and expense recognized directly in equity (1)	50	(24)	132

Total income/(expense) recognized directly in equity	(180)	(1,686)	223

Total recognized income/(expense) for the period	2,689	869	4,515

Attributable to equity holders of the Company	2,457	662	4,090

Attributable to minority interests	232	207	425

(1)	See Note B.7.5.

The accompanying notes on pages 8 to 30 are an integral part of the condensed half-year consolidated financial statements.

Consolidated statements of changes in equity

(€ million)	Share capital	Additional paid-in capital and retained earnings	Treasury shares	Stock options and other share- based payments	Other items recognized directly in equity(1)	Attributable to equity holders of the Company	Attributable to minority interests	Total equity
Balance at January 1, 2008	2,732	47,162	(2,275)	1,468	(4,545)	44,542	177	44,719
Income/(expense) recognized directly in equity	-	87	-	-	(1,760)	(1,673)	(13)	(1,686)
Net income for the period	-	2,335	-	-	-	2,335	220	2,555
Total recognized income/(expense) for the period	-	2,422	-	-	(1,760)	662	207	869
Dividend paid out of 2007 earnings (€2.07 per share)	-	(2,702)	-	-	-	(2,702)	-	(2,702)
Payment of dividends and equivalents to minority shareholders	-	-	-	-	-	-	(265)	(265)
Share repurchase program	-	-	(1,225)	-	-	(1,225)	-	(1,225)
Reduction in share capital	(103)	(2,843)	2,946	-	-	-	-	-
Share-based payment:
■ Exercise of stock options	1	10	-	-	-	11	-	11
■ Proceeds from sale of treasury shares on exercise of stock options	-	-	4	-	-	4	-	4
■ Value of services obtained from employees	-	-	-	64	-	64	-	64
■ Tax effect of exercise of stock options	-	-	-	(12)	-	(12)	-	(12)
Other movements	-	7	-	-	-	7	-	7
Balance at June 30, 2008	2,630	44,056	(550)	1,520	(6,305)	41,351	119	41,470
Income/(expense) recognized directly in equity	-	(780)	-	-	2,692	1,912	(3)	1,909
Net income for the period	-	1,516	-	-	-	1,516	221	1,737
Total recognized income/(expense) for the period	-	736	-	-	2,692	3,428	218	3,646
Payment of dividends and equivalents to minority shareholders	-	-	-	-	-	-	(132)	(132)
Share repurchase program	-	-	(2)	-	-	(2)	-	(2)
Share-based payment:
■ Exercise of stock options	1	27	-	-	-	28	-	28
■ Value of services obtained from employees	-	-	-	61	-	61	-	61
Balance at December 31, 2008	2,631	44,819	(552)	1,581	(3,613)	44,866	205	45,071
Income/(expense) recognized directly in equity	-	63	-	-	(243)	(180)	-	(180)
Net income for the period	-	2,637	-	-	-	2,637	232	2,869
Total recognized income/(expense) for the period	-	2,700	-	-	(243)	2,457	232	2,689
Dividend paid out of 2008 earnings (€2.20 per share)	-	(2,872)	-	-	-	(2,872)	-	(2,872)
Payment of dividends and equivalents to minority shareholders	-	-	-	-	-	-	(313)	(313)
Increase in share capital		1	-	-	-	1	-	1
Share-based payment:
■ Proceeds from sale of treasury shares on exercise of stock options	-	-	1	-	-	1	-	1
■ Value of services obtained from Employees	-	-	-	66	-	66	-	66
Zentiva step acquisition	-	102(2)	-	-	-	102	39	141
Balance at June 30, 2009	2,631	44,750	(551)	1,647	(3,856)	44,621	163	44,784

(1)	See Note B.7.5.
(2)

Adjustment to accumulated results prior to the acquisition of control over Zentiva, in particular the impairment loss recognized in 2007 against the equity-accounted interest in Zentiva (see Note B.5.).

The accompanying notes on pages 8 to 30 are an integral part of the condensed half-year consolidated financial statements.

Consolidated statements of cash flows

(€ million)	Note	6 months to June 30, 2009		6 months to June 30, 2008		12 months to December 31, 2008
Net income attributable to equity holders of the Company		2,637		2,335		3,851
Minority interests, excluding BMS (1)		13		8		19

Share of undistributed earnings of associates		19		(55)		19

Depreciation, amortization and impairment of property, plant and equipment and intangible assets		2,271		2,275		5,985

Gains and losses on disposals of non-current assets, net of tax (2)		(13)		(33)		(45)

Net change in deferred taxes		(587)		(361)		(1,473)

Net change in provisions		574		114		56

Cost of employee benefits (stock options & other share-based payments)		66		64		125

Impact of the workdown of acquired inventories remeasured at fair value		19		-		-

Unrealized (gains) and losses		366	(5)	(415	)(5)	(13)
Operating cash flow before changes in working capital		5,365		3,932		8,524

(Increase)/decrease in inventories		(441)		(71)		(84)

(Increase)/decrease in accounts receivable		(357)		(391)		(309)

Increase/(decrease) in accounts payable		(237)		(149)		(28)

Net change in other current assets, financial assets (current) and other current liabilities		48		(79)		420
Net cash provided by operating activities (3)		4,378		3,242		8,523

Acquisitions of property, plant and equipment and intangibles	B.2. - B.3.	(824)		(796)		(1,606)

Acquisitions of investments in consolidated undertakings, net of cash acquired	B.1.	(1,825)		-		(661)

Acquisitions of available-for-sale financial assets		(3)		(2)		(6)

Proceeds from disposals of property, plant and equipment, intangibles and other non-current assets, net of tax (4)		28		102		123

Net change in loans and other non-current financial assets		(13)		4		(4)
Net cash used in investing activities		(2,637)		(692)		(2,154)
Issuance of sanofi-aventis shares		2		17		51

Dividends paid:

■ to sanofi-aventis shareholders		(2,872)		(2,702)		(2,702)

■ to minority shareholders, excluding BMS (1)		(5)		(4)		(6)

Additional long-term borrowings	B.8.1.	3,202		586		765

Repayments of long-term borrowings		(34)		(18)		(1,253)

Net change in short-term borrowings		(66)		55		557

Acquisitions of treasury shares		-		(1,225)		(1,227)

Disposals of treasury shares, net of tax		1		4		6
Net cash provided by/(used in) financing activities		228		(3,287)		(3,809)
Impact of exchange rates on cash and cash equivalents		19		(28)		(45)
Net change in cash and cash equivalents		1,988		(765)		2,515
Cash and cash equivalents, beginning of period		4,226		1,711		1,711
Cash and cash equivalents, end of period	B.8.	6,214		946		4,226

(1)	Alliance agreements with Bristol-Myers Squibb (BMS), see Note C.1. to the consolidated financial statements for the year ended December 31, 2008.

(2)	Including available-for-sale financial assets.

(3)	Including:

Income tax paid	(1,374)	(1,214)	(2,317)
Interest paid	(109)	(121)	(317)
Interest received	58	60	132
Dividends received	3	3	5

(4)	Property, plant and equipment, intangible assets, investments in consolidated subsidiaries and participating interests.

(5)	Arising primarily on the translation of U.S. dollar surplus cash from American subsidiaries transferred to the sanofi-aventis parent company, see Note B.9.2.

The accompanying notes on pages 8 to 30 are an integral part of the condensed half-year consolidated financial statements.

NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED

FINANCIAL STATEMENTS – SIX MONTHS ENDED JUNE 30, 2009

INTRODUCTION

The sanofi-aventis Group (sanofi-aventis and its subsidiaries) is a leading player in the world pharmaceuticals industry, engaged in the development, manufacture and marketing of healthcare products in seven major therapeutic fields: thrombosis, cardiovascular, metabolic disorders, oncology, central nervous system, internal medicine and vaccines.

Its international R&D effort provides a platform for the Group to develop leadership positions in its markets.

Sanofi-aventis, the parent company, is a société anonyme (a form of limited liability company) incorporated under the laws of France. The registered office is at 174, avenue de France, 75013 Paris, France.

Sanofi-aventis is listed in Paris (Euronext: SAN) and New York (NYSE: SNY).

The half-year consolidated financial statements for the six months ended June 30, 2009 were reviewed by the sanofi-aventis Board of Directors at the Board meeting held on July 28, 2009.

A.	Basis of preparation of the half-year consolidated financial statements and accounting policies

A.1.       Basis of preparation of the half-year consolidated financial statements and accounting policies

The half-year consolidated financial statements have been prepared and presented in condensed format in accordance with IAS 34 (Interim Financial Reporting). The accompanying notes therefore relate to significant items for the period, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2008.

The consolidated financial statements as of June 30, 2009, have been prepared in compliance with standards and interpretations adopted by the European Union and with those issued by the IASB. Except as described below, the accounting policies applied as of June 30, 2009 are consistent with those described in the notes to consolidated financial statements for the year ended December 31, 2008.

■

Segment information for the six months ended June 30, 2009 is reported in accordance with IFRS 8 (Operating Segments). IFRS 8 requires segment information to be reported on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments. Segment information is provided in note B.17. The changes made by sanofi-aventis to its operating segments have had no effect on the allocation of goodwill for the purpose of impairment testing.

■

Standards, amendments and interpretations mandatorily applicable from January 1, 2009 and issued in 2008 or earlier are described in note B.28. to the consolidated financial statements for the year ended December 31, 2008, and have not had a material impact on the consolidated half-year financial information for the six months ended June 30, 2009.

International Financial Reporting Standards as adopted by the European Union as at June 30, 2009 are available under the heading IASs/IFRSs, SICs and IFRICs adopted by the Commission on the following website: http://ec.europa.eu/internal_market/accounting/ias/index_en.htm

The financial statements for the year to December 31, 2009, and the comparative information presented therein, will be prepared in compliance with standards and interpretations applicable at that date. The information contained in this half-year report relating to the periods ended December 31, 2008 and June 30, 2009 may therefore be subject to change if new or amended standards and interpretations are issued by the IASB and adopted by the European Union.

A.2.	Use of estimates

The preparation of financial statements requires management to make reasonable estimates and assumptions, based on information available at the date of preparation of the financial statements, that may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and disclosures of contingent assets and contingent liabilities.

Examples of estimates and assumptions include:

■	amounts deducted from sales for projected sales returns, chargeback incentives, rebates and price reductions;

■	the extent of impairment of accounts receivable and of provisions for product claims;

■	impairment of property, plant and equipment, goodwill, intangible assets and investments in associates;

■	the valuation of goodwill and the valuation and useful life of acquired intangible assets;

■	the amount of post-employment benefit obligations;

■	the amount of provisions for restructuring, litigation, tax risks and environmental risks;

■	share-based payment expenses, including awards of stock options and restricted shares;

■	the fair values of financial assets and derivative financial instruments.

For the purposes of the half-year financial information, and as allowed under IAS 34, sanofi-aventis has determined income tax expense on the basis of an estimate of the effective tax rate for the full financial year. This rate is applied to Income before tax and associates. The estimated effective tax rate is based on the tax rates that will be applicable to projected pre-tax profits or losses arising in the various tax jurisdictions in which sanofi-aventis operates.

Actual amounts could vary from these estimates.

A.3.	Seasonal trends

The operations of sanofi-aventis are not subject to significant seasonal fluctuations.

B.	Significant items during the first half of 2009

B.1.	Changes in the scope of consolidation

The main changes in the scope of consolidation during the first half of 2009 were as follows:

■

On March 11, 2009, sanofi-aventis successfully closed its offer for Zentiva N.V. (Zentiva). As of June 30, 2009, sanofi-aventis held about 99.1% of Zentiva’s share capital through its subsidiary sanofi-aventis Europe. The purchase price was €1,199 million, including acquisition costs. Prior to this acquisition, sanofi-aventis had owned 24.9% of Zentiva, which was accounted for as an associate using the equity method (see Note B.5.). The Zentiva group reported sales of CZK 18,378 million (€735 million) in 2008.

■

On March 31, 2009, sanofi-aventis took 100% control of Laboratorios Kendrick (Kendrick) through its subsidiary sanofi-aventis Mexico. Kendrick is one of the leading manufacturers of generics in Mexico, with sales of approximately €26 million in 2008 and an estimated market share of 15% (IMS MAT January 2009).

■

On April 27, 2009, sanofi-aventis acquired 100% of the shares of Medley, Brazil’s third largest pharmaceutical company and no.1 generics company, with sales of around €153 million in 2008 (more than two-thirds of which were in generics) and a 5.7% market share (IMS MAT February 2009). The purchase price, on the basis of a €500 million enterprise value, was €340 million including acquisition costs. The potential consequences of this acquisition are currently under examination by the competition department of the Brazilian Ministry of Justice (CADE); this examination, and the accompanying transitory measures, relate to only a limited part of Medley’s activities.

■

On April 27, 2009, sanofi-aventis took 100% control of BiPar Sciences, Inc. (BiPar), an American biopharmaceutical company developing novel tumorselective approaches for the treatment of different types of cancers. BiPar is the leading company in the emerging field of DNA (DeoxyriboNucleic Acid) repair using Poly ADP-Ribose Polymerase (PARP) inhibitors. The pivotal Phase III trial for BSI-201, BiPar’s lead product candidate in metastatic triple negative breast cancer, started in July 2009. The purchase price is contingent on the achievement (regarded as probable) of milestones related to the development of BSI-201, and could reach $500 million.

B.2.	Property, plant and equipment

Acquisitions of property, plant and equipment totaled €595 million in the first half of 2009. Of this amount, €389 million related to investments in the Pharmaceuticals segment, primarily in industrial facilities (€194 million) and plant and installations at research sites (€152 million). The remaining €206 million related to acquisitions made in the Vaccines segment.

B.3.	Intangible assets and goodwill

Movements in intangible assets and goodwill during the first half of 2009 are shown below:

(€ million)	Acquired Aventis R&D	Other acquired R&D(1)	Rights to marketed Aventis products	Products, trademarks and other rights(1)	Software	Total intangible assets
Gross value at January 1, 2009	2,453	557	30,319	1,761	585	35,675

Changes in scope of consolidation	-	628	-	1,031	9	1,668

Acquisitions and other increases	-	64	-	54	17	135

Disposals and other decreases	-	(35)	-	-	-	(35)

Translation differences	(29)	(35)	(297)	47	1	(313)

Transfers	(5)	(1)	5	1	-	-
Gross value at June 30, 2009	2,419	1,178	30,027	2,894	612	37,130
Accumulated amortization and impairment at January 1, 2009	(1,484)	(46)	(17,399)	(998)	(488)	(20,415)

Amortization expense	-	(16)	(1,660)	(129)	(24)	(1,829)

Impairment losses, net of reversals	-	(20)	(8)	-	-	(28)

Disposals and other decreases	-	35	-	-	-	35

Translation differences	18	1	207	12	(1)	237
Accumulated amortization and impairment at June 30, 2009	(1,466)	(46)	(18,860)	(1,115)	(513)	(22,000)
Carrying amount at January 1, 2009	969	511	12,920	763	97	15,260
Carrying amount at June 30, 2009	953	1,132	11,167	1,779	99	15,130

(1)	Excluding amounts arising under the Aventis purchase price allocation.

The provisional Zentiva purchase price allocation resulted in the recognition of intangible assets totaling €908 million, represented mainly by the value of marketed products and the Zentiva trademark. Goodwill amounted to €976 million.

The provisional Medley purchase price allocation resulted in the recognition of intangible assets totaling €168 million. Goodwill amounted to €372 million.

In the provisional BiPar purchase price allocation, a value of €545 million was attributed to BSI-201, the principal product currently under development.

Acquisitions of intangible assets other than software during the first half of 2009 amounted to €118 million.

Goodwill breaks down as follows:

(€ million)	Gross value	Accumulated amortization and impairment	Carrying amount
Balances at January 1, 2009	28,188	(25)	28,163

Changes in scope of consolidation	1,443	-	1,443

Disposals and other decreases	(2)	-	(2)

Translation differences	(134)	1	(133)

Balances at June 30, 2009	29,495	(24)	29,471

B.4.	Impairment of property, plant and equipment, goodwill and intangibles

As of June 30, 2009, the results of impairment tests conducted in accordance with IAS 36 (Impairment of Assets) led to the recognition of impairment losses totaling €28 million on the rights to TroVax® and the product Di-Antalvic®.

B.5.	Investments in associates

Associates consist of companies over which sanofi-aventis exercises significant influence, and joint ventures. Sanofi-aventis accounts for joint ventures using the equity method (i.e. as associates), in accordance with the allowed alternative treatment specified in IAS 31 (Financial Reporting of Interests in Joint Ventures).

Investments in associates break down as follows:

(€ million)	% interest	June 30, 2009	December 31, 2008
Sanofi Pasteur MSD	50.0	392	427

Merial	50.0	1,228	1,203

InfraServ Höchst	31.2	91	96

Zentiva(1)	24.9	-	332

Entities and companies managed by Bristol-Myers Squibb(2)	49.9	220	196

Financière des Laboratoires de Cosmétologie Yves Rocher	39.1	121	119

Other investments in associates	-	90	86
Total		2,142	2,459

(1)

Ownership interest held as of December 31, 2008; Zentiva was fully consolidated as of June 30, 2009 (see Note B.1.). The carrying amount of the investment as of December 31, 2008 is net of an impairment loss of €102 million recognized in 2007.

(2)

Under the terms of the agreements with Bristol-Myers Squibb (BMS) (see Note C.1. to the 2008 full-year consolidated financial statements), the Group’s share of the net assets of entities and companies majority-owned by BMS is recorded in Investments in associates.

Transactions with associates

The financial statements include commercial transactions between the Group and certain of its associates that qualify as related parties. The principal transactions of this nature are summarized below:

(€ million)	6 months to June 30, 2009	6 months to June 30, 2008	12 months to December 31, 2008
Sales	225	204	432

Royalties (1)	588	469	1,014

Purchases	116	145	254

(1)	This item mainly relates to transactions with entities managed by BMS.

B.6.	Financial assets – non-current

The main items included in Financial assets – non-current are:

(€ million)	June 30, 2009	December 31, 2008

Available-for-sale financial assets (1)	503	491

Pre-funded pension obligations	1	1

Long-term loans, advances and receivables (2)	282	186

Assets recognized under the fair value option	67	72

Derivative instruments	31	71

Total	884	821

(1)

Includes 14.8 million shares representing 19% of the capital of Regeneron Pharmaceuticals, valued at €188 million on the basis of the quoted stock market price as of June 30, 2009 (versus €195 million as of December 31, 2008).

(2)	Increase mainly due to the indemnity (recognized as a receivable) covering liabilities assumed as part of the Medley acquisition.

B.7.	Equity

B.7.1.	Share capital

The share capital of €2,631,116,430 consists of 1,315,558,215 shares with a par value of €2.

Treasury shares are deducted from shareholders’ equity. Gains and losses on disposals of treasury shares are taken directly to equity and are not recognized in net income for the period.

Treasury shares held by sanofi-aventis are as follows:

	Number of shares (million)%
June 30, 2009	10.0	0.76%

December 31, 2008	10.0	0.76%

June 30, 2008	9.9	0.76%

January 1, 2008	37.7	2.76%

A total of 32,752 sanofi-aventis shares were issued under stock subscription option plans during the first half of 2009.

B.7.2.	Restricted share plan

The Board of Directors, meeting on March 2, 2009, decided to award a restricted share plan comprising 1,194,064 shares, of which 604,004 will vest after a four-year service period and 590,060 will vest after a two-year service period but will be non-transferable for a further two-year lock-up period (these shares include 65,000 that are also subject to performance conditions).

In compliance with IFRS 2 (Share-Based Payment), sanofi-aventis has measured the fair value of this plan by reference to the fair value of the equity instruments awarded, representing the fair value of the services rendered during the period.

The plan was measured as of the date of grant. The fair value of each share awarded is equal to the listed market price of the share as of that date (€41.10), adjusted for dividends expected during the vesting period.

On this basis, the fair value of the restricted share plan is €37 million.

This amount is being recognized as an expense over the vesting period, with the matching entry recorded directly in equity.

An expense of €4 million was recognized for this plan in the six months ended June 30, 2009.

The number of restricted shares outstanding as of June 30, 2009 was 1,187,614.

B.7.3.	Stock option plans

On March 2, 2009, the Board of Directors granted 7,736,480 stock subscription options at an exercise price of €45.09. The vesting period is four years and the plan expires on March 2, 2019.

The following assumptions were used in determining the fair value of this plan:

■	dividend yield: 5.72%;

■	life of the plan: 6 years;

■	volatility of sanofi-aventis shares, computed on a historical basis: 27.06%;

■	risk-free interest rate: 2.84%.

On this basis, the fair value of one option is €4.95.

The fair value of the stock option plan awarded in 2009 is €34 million.

This amount is recognized as an expense over the vesting period, with the matching entry recognized directly in equity.

An expense of €3 million was recognized for this plan in the six months ended June 30, 2009.

The total expense recognized for stock option plans in the six months ended June 30, 2009 was €62 million, compared with €64 million in the six months ended June 30, 2008.

The table below provides summary information about options outstanding and exercisable as of June 30, 2009:

	Outstanding			Exercisable
Range of exercise prices per share	Number of options	Average residual life (years)	Weighted average exercise price per share (€)	Number of options	Weighted average exercise price per share (€)
From €1.00 to €10.00 per share	43,870	5.69	7.19	43,870	7.19

From €10.00 to €20.00 per share	68,394	7.46	14.87	68,394	14.87

From €20.00 to €30.00 per share	30,520	8.99	28.38	30,520	28.38

From €30.00 to €40.00 per share	334,820	9.75	38.08	334,820	38.08

From €40.00 to €50.00 per share	16,506,422	6.36	43.09	8,813,792	41.34

From €50.00 to €60.00 per share	11,931,148	3.08	52.48	11,931,148	52.48

From €60.00 to €70.00 per share	40,209,788	5.28	66.03	17,542,973	67.92

From €70.00 to €80.00 per share	23,311,791	4.44	70.80	23,311,791	70.80
Total	92,436,753			62,077,308

of which stock purchase options	8,038,940

of which stock subscription options	84,397,813

B.7.4.	Number of shares used to compute diluted earnings per share

The number of shares used to compute diluted earnings per share is obtained by adding stock options and restricted shares with potentially dilutive effect to the average number of shares outstanding.

(million)	June 30, 2009	June 30, 2008	December 31, 2008

Average number of shares outstanding	1,305.5	1,313.7	1,309.3

Adjustment for options with potentially dilutive effect	0.7	2.1	1.6

Adjustment for restricted shares with potentially dilutive effect	0.3	-	-

Average number of shares used to compute diluted earnings per share	1,306.5	1,315.8	1,310.9

As of June 30, 2009, a total of 83.4 million stock options were excluded from the calculation of diluted earnings per share because they did not have a potentially dilutive effect, compared with 76.2 million as of December 31, 2008 and 74.1 million as of June 30, 2008.

B.7.5.	Income and expense recognized directly in equity

Changes in income and expense recognized directly in equity are as follows:

(€ million)	6 months to June 30, 2009		6 months to June 30, 2008	12 months to December 31, 2008
Balance, beginning of period	(4,436)		(4,659)	(4,659)
Available-for-sale financial assets:
■ Change in fair value	16	(1)	(142)	(132)
■ Tax effect	(7)		20	33
Cash flow hedges:
■ Change in fair value	(140	) (2)	4	104
■ Tax effect	49		(1)	(37)
Revaluation reserve (3):
■ Fair value remeasurement	130		-	-
■ Tax effect	(24)		-	-
Actuarial gains/(losses):
■ Asset ceiling	-		-	2
■ Actuarial gains/(losses) excluding associates and joint ventures (see Note B.10.1.)	(70)		132	(824)
■ Actuarial gains/(losses) of associates and joint ventures	1		(2)	(7)
■ Deferred taxes on actuarial gains and losses	26		(43)	136
Cumulative translation differences:
■ Cumulative translation difference on foreign subsidiaries	(149)		(1,654)	948
■ Hedges of net investments in foreign operations	(18)		-	-
■ Tax effect	6		-	-
Balance, end of period	(4,616)		(6,345)	(4,436)
Attributable to equity holders of the Company	(4,599)		(6,331)	(4,419)
Attributable to minority interests	(17)		(14)	(17)

(1)	Includes matching entries for changes recognized in the income statement of €(1) million.

(2)	Includes matching entries for changes recognized in the income statement of €(123) million in operating income and €(4) million in financial income/expense.

(3)

Fair value remeasurement of Zentiva’s identifiable net assets as of the date on which control was obtained, corresponding to the 24.9% ownership interest held by sanofi-aventis before it obtained control (see Note B.5.).

B.8.	Debt, cash and cash equivalents

The table below shows changes in the Group’s financial position:

(€ million)	June 30, 2009	December 31, 2008
Long-term debt, at amortized cost	6,983	4,173
Short-term debt and current portion of long-term debt	2,936	1,833
Total debt	9,919	6,006
Cash and cash equivalents	(6,214)	(4,226)
Debt, net of cash and cash equivalents	3,705	1,780

Trends in the gearing ratio are shown below:

(€ million)	June 30, 2009	December 31, 2008
Debt, net of cash and cash equivalents	3,705	1,780
Total equity	44,784	45,071
‘Gearing ratio	8.3%	3.9%

B.8.1.	Net debt at value on redemption

A reconciliation of carrying amount to value on redemption is shown below:

(€ million)	Carrying amount: June 30, 2009	Amortized cost	Adjustment to debt measured at fair value	Value on redemption: June 30, 2009	Value on redemption: December 31, 2008
Long-term debt	6,983	17	(38)	6,962	4,123
Short-term debt and current portion of long-term debt	2,936	-	(26)	2,910	1,815
Total debt	9,919	17	(64)	9,872	5,938
Cash and cash equivalents	(6,214)	-	-	(6,214)	(4,226)
Debt, net of cash and cash equivalents	3,705	17	(64)	3,658	1,712

Debt, net of cash and cash equivalents by type, at value on redemption is detailed as follows:

	June 30, 2009			December 31, 2008
(€ million)	non-current	current	Total	non-current	current	Total
Bond issues	5,217	891	6,108	2,418	488	2,906
Credit facility drawdowns	1,000	3	1,003	1,000	34	1,034
Other bank borrowings	710	683	1,393	670	262	932
Commercial paper	-	707	707	-	717	717
Finance lease obligations	21	4	25	21	4	25
Other borrowings	14	266	280	14	11	25
Bank credit balances	-	356	356	-	299	299
Total debt	6,962	2,910	9,872	4,123	1,815	5,938
Cash and cash equivalents	-	(6,214)	(6,214)	-	(4,226)	(4,226)
Debt, net of cash and cash equivalents	6,962	(3,304)	3,658	4,123	(2,411)	1,712

Undrawn confirmed credit facilities not used to back French and U.S. commercial paper programs were €10.6 billion as of June 30, 2009 and €10.8 billion as of December 31, 2008.

Main financing and debt reduction transactions during the period

The following refinancing transactions took place during the first half of 2009:

■	€1.5 billion fixed-rate bond issue (interest: 3.5% p.a.), maturing May 17, 2013;

■	€1.5 billion fixed-rate bond issue (interest: 4.5% p.a.), maturing May 18, 2016;

■	CHF 250 million fixed-rate bond issue (interest: 3.25% p.a.), fungible with the CHF 275 million bond issue maturing December 2012, which is increased to CHF 525 million (€344 million).

In addition, the increase in net debt during the first half of 2009 reflects the first-time consolidation of acquired entities, in particular Zentiva.

The financing in place as of June 30, 2009 at sanofi-aventis parent company level (where the bulk of the Group’s financing is centralized) is not subject to covenants regarding financial ratios, or to any clause linking credit spreads or fees to the sanofi-aventis credit rating.

B.8.2.	Market value of debt, net of cash and cash equivalents

The market value of debt, net of cash and cash equivalents (excluding derivative instruments) as of June 30, 2009 was € 3,754 million (€1,779 million as of December 31, 2008), compared with a value on redemption of €3,658 million (€1,712 million as of December 31, 2008).

B.9.	Derivative financial instruments

B.9.1.	Currency derivatives used to manage operational risk exposures

The table below shows operational currency hedging instruments in place as of June 30, 2009, with the notional amount translated into euros at the relevant closing exchange rate.

June 30, 2009			Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
(€ million)	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity	Notional amount	Fair value
Forward currency sales	2,044	52	473	4	4	1,571	48
■ of which U.S. dollar	1,419	52	355	4	3	1,064	49
■ of which Japanese yen	161	2	81	-	-	80	2
Forward currency purchases	281	1	94	-	-	187	1
■ of which U.S. dollar	94	-	94	-	-	-	-
■ of which Hungarian forint	93	4	-	-	-	93	4
Put options purchased	468	23	53	3	5	415	20
■ of which U.S. dollar	336	18	53	3	5	283	15
Call options written	833	19	-	-	-	833	19
■ of which U.S. dollar	593	14	-	-	-	593	14
Put options written	71	(10)	-	-	-	71	(10)
■ of which U.S. dollar	71	(10)	-	-	-	71	(10)
Call options purchased	141	-	-	-	-	141	-
■ of which U.S. dollar	141	-	-	-	-	141	-
Total	3,838	85	620	7	9	3,218	78

As of June 30, 2009, none of these instruments had an expiry date after December 31, 2009.

These positions hedge:

•

Material foreign-currency cash flows arising after the balance sheet date in relation to transactions carried out during the six months to June 30, 2009 and recognized in the consolidated balance sheet as of that date. Gains and losses on these hedging instruments (forward contracts and options) have been and will continue to be calculated and recognized in parallel with the recognition of gains and losses on the hedged items.

•

Forecast foreign-currency cash flows relating to commercial transactions to be carried out in the second half of 2009. As regards the U.S. dollar, this portfolio (forward contracts and options) would cover approximately 20% of the forecast net cash flows in that currency during the second half of 2009, subject to the knock-out level ($1.62 to the euro) not being reached on knock-out options that were in the money as of June 30, 2009.

B.9.2.	Currency and interest rate derivatives used to manage financial risk exposure

Some of the Group’s financing activities, such as U.S. commercial paper issues and the cash pooling arrangements for foreign subsidiaries outside the euro zone, expose certain entities, especially the sanofi-aventis parent company, to financial foreign exchange risk (i.e. the risk of changes in the value of loans and borrowings denominated in a currency other than the functional currency of the lender or borrower).

The net foreign exchange exposure for each currency and entity is hedged by firm financial instruments, usually currency swaps. The table below shows instruments of this type held as of June 30, 2009:

June 30, 2009 (€ million)	Notional amount	Fair value	Expiry
Forward currency purchases	8,472	(466)
■ of which U.S. dollar (1)	7,288	(460)	2009
■ of which Pound sterling (1)	296	1	2009
■ of which Swiss franc (1)	205	(2)	2009
Forward currency sales	2,155	9
■ of which U.S. dollar (1)	976	6	2009
■ of which Japanese yen (1)	853	5	2009
■ of which Hungarian forint (1)	115	2	2009
Total	10,627	(457)

(1)

Includes €6,333 million used to hedge U.S. dollar intragroup deposits placed with the sanofi-aventis parent company, and €248 million forward purchases against the Brazilian real (hedging a $350 million local borrowing).

To limit risk and optimize the cost of its short-term and medium-term debt, sanofi-aventis uses derivative instruments that alter the structure of its debt. The table below shows the most significant instruments of this type in place at June 30, 2009:

	Notional amounts by expiry date as of June 30, 2009							Of which derivatives designated as fair value hedges		Of which derivatives designated as cash flow hedges
(€ million)	2009	2010	2012	2013	2015	Total	Fair value	Notional Amount	Fair value	Notional Amount	Fair Value	Of which recognized in equity
Interest rate swap. pay € 3.69% / Receive € floating (1)	-	1,000	-	-	-	1,000	(29)	-	-	1,000	(29)	(25)
Cross-currency Swaps
- pay € floating (1) / receive GBP 5.50%	-	299	-	-	-	299	(54)	299	(54)	-	-	-
- pay € floating (1) / receive JPY 0.22%	116	-	-	-	-	116	25	116	25	-	-	-
- pay € floating (1) / receive JPY floating (2)	-	-	-	92	-	92	19	-	-	-	-	-
- pay € floating (3) / receive CHF 2.75%	-	122	-	-	-	122	11	122	11	-	-	-
- pay € floating (1) / receive CHF 3.26%	-	-	167	-	-	167	1	167	1	-	-	-
- pay € 4.89% / receive CHF 3.26%	-	-	180	-	-	180	(4)	-	-	180	(4)	(2)
- pay € 4.87% / receive CHF 3.38%	-	-	-	-	244	244	11	-	-	244	11	(5)
Total	116	1,421	347	92	244	2,220	(20)	704	(17)	1,424	(22)	(32)

(1)	Floating: benchmark rate 3-month Euribor
(2)	Floating: benchmark rate 3-month Libor JPY
(3)	Floating: benchmark rate 6-month Euribor

B.10.	Provisions and other non-current liabilities

(€ million)	Provisions for pensions and other long-term benefits	Restructuring provisions	Other provisions		Other non-current liabilities	Total
Balance at January 1, 2009	4,068	366	3,084		212	7,730

Changes in scope of consolidation	9	-	220		9	238

Increase in provisions and liabilities	216	644 (3)	257		76	1,193

Reversals of utilized provisions	(309)	(13)	(48)		-	(370)

Reversals of unutilized provisions	(8)	-	(73	)(4)	-	(81)

Transfers (1)	-	(80)	(35)		(81)	(196)

Impact of discounting	-	2	18		-	20

Translation differences	41	-	5		(4)	42
Unrealized gains/losses	-	-	-		12	12
Actuarial gains and losses on defined-benefit plans (2)	70	-	-		-	70
Balance at June 30, 2009	4,087	919	3,428		224	8,658

(1)	This line includes in particular transfers between current and non-current provisions.
(2)	See Note B.10.1.
(3)	See Note B.14.
(4)	These reversals mainly relate to settlements of disputes during the period where the outcome was more favorable than originally expected.

B.10.1.	Provisions for pensions and other long-term benefits

Sanofi-aventis applies the option allowed by the amendment to IAS 19, under which all actuarial gains and losses under defined-benefit plans are recognized in the balance sheet with the matching entry recorded as a component of equity. Under this method, sanofi-aventis reviews the relevant assumptions (in particular discount rates and the fair value of plan assets) at each balance sheet date.

For disclosures about the sensitivity of pension and other long-term employee benefit obligations, and the assumptions used as of December 31, 2008, refer to Note D.18.1. to the consolidated financial statements for the year ended December 31, 2008.

As of June 30, 2009, the principal assumptions used for the euro zone, the United States and the United Kingdom were reviewed to take into account changes during the six-month period.

Actuarial gains and losses on pensions and other post-employment benefits (pre-tax amounts) recognized with a matching entry in equity break down as follows:

(€ million)	6 months to June 30, 2009	6 months to June 30, 2008	12 months to December 31, 2008
Actuarial gains/(losses) on plan assets	67	(507)	(1,360)
Actuarial gains/(losses) on benefit obligations	(137)	639	536
Decrease/(increase) in provisions	(70)	132	(824)

B.11.	Net deferred tax position

The net deferred tax position breaks down as follows:

(€ million)	June 30, 2009	December 31, 2008
Deferred tax on:
■ Consolidation adjustments (intragroup margin on inventory)	866	845

■ Provision for pensions and other employee benefits	1,091	1,070

■ Remeasurement of intangible assets(1)	(4,640)	(4,805)

■ Recognition of property, plant and equipment at fair value	(70)	(65)

■ Tax cost of distributions made from reserves	(679)	(769)

■ Stock options	2	6

■ Tax losses available for carry-forward	103	171

■ Other non deductible provisions and other items	828	799
Net deferred tax liability	(2,499)	(2,748)

(1)	Mainly associated with the acquisition of Aventis in 2004.

B.12.	Commitments

The main collaboration agreements in the Pharmaceuticals segment signed during the first half of 2009 are described below:

On May 14, 2009, sanofi-aventis and Kyowa Hakko Kirin Co., Ltd announced the signature of a collaboration and licensing agreement under which sanofi-aventis obtained the worldwide rights to an anti-LIGHT fully human monoclonal antibody. This anti-LIGHT antibody is presently at preclinical stage, and is expected to be first in class in the treatment of ulcerative colitis and Crohn’s disease. Under the terms of the agreement, sanofi-aventis will have exclusive rights to develop the product worldwide, except in Japan and Asian countries where the two parties will co-develop the product. In addition, each party has an option to co-promote the product in the territory of the other party. Kyowa Hakko Kirin will receive an upfront payment plus milestone payments, the total amount of which could reach $315 million. Kyowa Hakko Kirin will also be entitled to receive royalties and milestone payments linked to sales performance.

On May 28, 2009, sanofi-aventis and Exelixis, Inc. announced a global license agreement for the XL147 and XL765 molecules, and an exclusive collaboration for the discovery of inhibitors of phosphoinositide-3 kinase (PI3K) for the management of malignant tumors. Under the terms of the agreements, sanofi-aventis will pay Exelixis an upfront cash payment plus development and regulatory milestone payments that could reach over $1 billion in aggregate for existing and future programs under the two agreements. In addition, Exelixis will be entitled to receive royalties on sales of marketed products and milestone payments linked to the sales performance of those products.

In June 2009, sanofi-aventis announced its intention to donate to the World Health Organization (WHO) up to 10% of its output of influenza vaccine, or 100 million doses, to help developing countries deal with the influenza pandemic. This donation is a response by sanofi-aventis to the 2009 influenza pandemic caused by the emergence of the new A(H1N1) influenza strain, and includes a previous commitment made by sanofi-aventis in 2008 in the context of the A(H5N1) pandemic threat.

B.13.	Legal and arbitral proceedings

Sanofi-aventis and its subsidiaries and affiliates may be involved in litigation, arbitration or other legal proceedings. These proceedings typically are related to product liability claims, proceedings relating to intellectual property rights (particularly claims by generic product manufacturers seeking to limit the patent protection of sanofi-aventis products), compliance and trade practices, and claims under warranties or indemnification arrangements relating to business divestitures.

The matters discussed below constitute the most significant developments since publication of the disclosures concerning legal proceedings in the Company’s financial statements for the year ended December 31, 2008.

a) Products

■	Sanofi Pasteur Hepatitis B Vaccine Litigation

On July 9, 2009, the Cour de Cassation (the French Supreme Court) upheld a decision of the Court of Appeal of Lyon sentencing Sanofi Pasteur MSD SNC to pay damages of €120,000 to a plaintiff whose multiple sclerosis syndrome appeared shortly after her vaccination against Hepatitis B.

■	Sanofi Pasteur Inc. Thimerosal Litigation

On February 12, 2009, the U.S. Court of Federal Claims announced decisions in the first three test cases which were the subject of hearings completed in 2007. In each decision it was held that the petitioners failed to establish that their claimed injuries were caused in any way by thimerosal-containing vaccines and the MMR vaccine, and no compensation was awarded to any of them under the National Vaccine Injury Compensation Program (VICP). The claimants have asked for review of the decisions by the Claims Court, and thereafter may seek appellate review in the U.S. Court of Appeals for the Federal Circuit.

■	Other Blood Products Litigation

In 2009, the Group and other defendants started negotiating a final settlement with the plaintiffs in the U.S. The amount to be paid to the plaintiffs by the Group, if the settlement is finalized, will be fully covered by the existing reserves.

■	Plavix® Product litigation

Claims filed with the U.S. District Court of New Jersey has been tolled pending U.S. Supreme Court decision in the case Wyeth vs. Levine. Following the decision in this case in March 2009, 23 amended complaints have now been filed reactivating these cases. The tolling agreement remains in effect for additional potential plaintiffs. Motion to dismiss partially the complaints were filed by the defendant.

b) Patents

■	Actonel® Patent Litigation

In May 2009, the U.S. Court of Appeals for the Federal Circuit ruled in favor of Procter & Gamble and confirmed the validity of the ‘122 patent.

In March 2009, P&G and Roche brought suit in the U.S. District Court of Delaware in response to Apotex application to market a generic version of the 150 mg Actonel® tablets.

■	Lovenox® Patent Litigation

United States: On April 27, 2009, the U.S. Supreme Court denied sanofi-aventis’ petition for a writ of certiorari following a decision by a U.S. court (upheld on appeal in May 2008) to the effect that sanofi-aventis patent is unenforceable. In the first semester 2009, the U.S. District Court for the Central District of California dismissed Amphastar’s antitrust counterclaims in the Lovenox® patent litigation.

Europe: On April 2, 2009, the German Federal Patent Court revoked the German Patent (DE 41 21 115) on the active ingredient covering Clexane® following the oppositions filed by the companies Hexal, Ratiopharm, Chemi and Opocrin. Sanofi-aventis is not aware of any enoxaparin biosimilars having been submitted for the German market.

■	Ramipril® Patent Litigation

In the patent infringement actions against Apotex and Novopharm, the Federal Court of Canada ruled on June 29, 2009 that the asserted patent was invalid.

■	Eloxatin® Patent Litigation

In June 2009, the U.S. District Court for the District of New Jersey granted a summary judgment motion in favor of certain generic manufacturers. The District Court held that the generic oxaliplatin products that would be introduced by these generic challengers would not infringe the ‘874 patent. On June 30, 2009, judgment was entered by the District Court in favor of the generic challengers. Sanofi-aventis appealed the District Court’s decision, and in July 2009 the Appellate Court issued an order temporarily staying the district court’s judgment. The Appellate Court has declined to hear an emergency motion filed by the defendants to request that the Appellate Court clarify whether it intended the Stay Order to enjoin the FDA from granting final approval to the defendants or to operate as an injunction against the defendants marketing their versions of oxaliplatin during the pendency of the appeal. As of the date of this report, the FDA has not granted final approval to any of the generic manufacturers.

■	SoloSTAR® Patent Litigation

On February 11, 2009 the German Patent and Trademark Office cancelled at the request of sanofi-aventis Novo Nordisk’s German Utility Model DE 200 23 819. The same Utility Model was already at issue in the infringement suit filed by Novo Nordisk regarding the SoloSTAR® disposable insulin pen that had been dismissed on May 20, 2008 by the Court of Mannheim.

c) Government Investigations, Competition Law and Regulatory Claims

■	Government Investigations – Pricing and Marketing Practices

Private Label. In May 2009, sanofi-aventis U.S. entered into a civil settlement with the U.S. Department of Justice and the U.S. Attorney’s Office for the District of Massachusetts to resolve a Medicaid “best price” investigation involving one of its predecessor companies, Aventis Pharmaceuticals Inc. (API). The settlement ended an investigation into whether sales by API of certain products to a managed care organization for resale under that organization’s private label should have been included in the “best price” calculations used to compute Medicaid rebates for API products. The settlement called for payment of $95.5 million (plus interest) which includes payment of approximately $55.5 million to resolve all federal claims and the establishment of an “opt-in” fund of approximately $40 million for states desiring to resolve Medicaid rebate claims relating to the same conduct. The total amount of the settlement was fully covered by existing reserves.

■	Civil Suits – Pricing and Marketing Practices

AWP Public Entity Suits. In May 2009, sanofi-aventis U.S. entered into a group settlement (with six other pharmaceutical companies) to resolve claims for alleged AWP-based drug overcharges brought by the State of Alabama against Aventis Pharmaceuticals Inc. and Sanofi-Synthelabo, Inc., predecessor companies to sanofi-aventis. The settlement grows out of a lawsuit brought by the Office of the Attorney General prior to the formation of sanofi-aventis and covers all AWP-based claims against sanofi-aventis and all of its predecessors, subsidiaries and other corporate affiliates involving the State’s Medicaid program. The settlement with the State of Alabama involves confidential contributions by the companies, including sanofi-aventis, to a group settlement of $89 million.

§ 340B Suits. The §340B litigation, pending in a U.S. District Court in California, is between Plaintiffs County of Santa Clara and County of Santa Cruz and Defendants Aventis Pharmaceuticals Inc. and fourteen other pharmaceutical companies. Plaintiffs allege that the Defendants had overcharged Public Health Service entities for their pharmaceutical products in breach of pharmaceutical pricing agreements between Defendants and the Secretary of Health and Human Services. In May 2009, the Court denied Plaintiffs’ motion for class certification without prejudice.

d) Other litigation and arbitration

■	Zimulti® (rimonabant) class action

In March 2009, hearings were held before the U.S. District Court for the Southern District of New York in respect of a motion to dismiss the putative securities class action law suit previously brought against sanofi-aventis. The plaintiffs in the suit purport to represent a class of persons who relied on allegedly misleading or inaccurate statements made by or on behalf of the Company regarding the drug candidate Zimulti® (rimonabant) prior to its failure to obtain FDA approval in 2007.

B.14.	Restructuring costs

Under IAS 37 (Provisions, Contingent Liabilities and Contingent Assets), restructuring provisions are recognized if the Group has a detailed, formal restructuring plan at the balance sheet date and has announced its intention to implement this plan to those affected by it.

The restructuring costs recognized in the first half of 2009 relate mainly to measures announced by sanofi-aventis in June 2009, intended to improve innovation by transforming Research & Development operations in France and to streamline the Group’s organizational structures by adapting central functions. These costs consist mainly of employee-related charges, arising from early retirement benefits and termination benefits under the voluntary redundancy plans announced.

They also reflect, though to a lesser extent, ongoing measures to adjust the French sales force plus the ongoing adaptation of industrial facilities in France.

B.15.	Financial income and expenses

The main components of financial income and expenses are as follows:

(€ million)	6 months to June 30, 2009	6 months to June 30, 2008	12 months to December 31, 2008
Cost of debt (1)	(145)	(148)	(315)

Interest income	58	60	132

Cost of debt, net of cash and cash equivalents	(87)	(88)	(183)

Foreign exchange gains/(losses) (non-operating)	(24)	10	(74)

Unwinding of discount (2)	(20)	(18)	(37)

Net gains/(losses) on disposals of financial assets	-	38	41

Impairment losses on financial assets, net of reversals	-	(5)	(8)

Other items	17	13	29

Net financial income/(expenses)	(114)	(50)	(232)

comprising: Financial expenses	(151)	(160)	(335)

Financial income	37	110	103

(1)

Of which income/expenses on interest rate derivatives used to hedge debt: €(1) million for the six months to June 30, 2009, €2 million for the six months to June 30, 2008 and €(2) million for the year ended December 31, 2008.

(2)	Mainly environmental provisions.

B.16.	Income tax expense

The difference between the effective tax rate and the standard corporate income tax rate applicable in France is explained as follows:

(as a percentage)	6 months to June 30, 2009 (1)	6 months to June 30, 2008 (1)	12 months to December 31, 2008
Standard tax rate applicable in France	34	34	34

Impact of reduced-rate income tax on royalties in France	(8)	(8)	(12)

Impact of tax borne by BMS for the territory managed by sanofi-aventis	(3)	(3)	(4)

Other	2	3	(2)
Effective tax rate	25	26	16

(1)	Rate calculated on the basis of the estimated full-year effective tax rate (see Note A.2.).

B.17.	Segment information

In compliance with IFRS 8 (Operating Segments), the segment information reported by sanofi-aventis is prepared on the basis of internal management data provided to the Chief Executive Officer, the principal operating decision-maker within the Group. The performance of operating segments is monitored individually for internal reporting purposes, using identical performance measures. The published data derived from the Group’s internal reporting systems are prepared in accordance with IFRSs as applied by sanofi-aventis in the preparation of its consolidated financial statements.

The Group has reviewed its operating segments in 2009, and reports a Pharmaceuticals segment and a Human Vaccines (Vaccines) segment. All the Group’s other activities are combined in a separate segment, “Other”. These segments reflect the internal organizational structure, and the operating segments the Group evaluates performance and allocates resources.

The Pharmaceuticals segment includes all activities involving research, development, production and sale of drugs. The pharmaceuticals portfolio includes flagship products from the six major therapeutic fields, plus a broad range of prescription drugs, over-the-counter (OTC) drugs and generic drugs. This segment also includes all associates and joint ventures involved in activities related to pharmaceuticals, in particular the entities majority owned by BMS.

The Human Vaccines segment is wholly dedicated to vaccines and includes research, development, production and sale of vaccines. This segment also includes the Sanofi Pasteur MSD joint venture.

The “Other” segment consists of all those activities that do not constitute reportable segments under IFRS 8, and includes in particular the Group’s interest in Yves Rocher, the Animal Health business (Merial), and the effect of retained obligations of divested activities.

Inter-segment transactions are not material.

Segment profit

The measure of segment profit used by sanofi-aventis is “Business operating income”. This measure, adopted in compliance with IFRS 8, is also the measure used internally to evaluate the performance of operating managers and to allocate resources.

“Business operating income” is equivalent to “Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigation” as defined in note B.20. to the consolidated financial statements for the year ended December 31, 2008, modified as follows:

■	amortization of intangible assets is reversed out;

■	the share of profits and losses of associates and net income attributable to minority interests are added;

■

other impacts associated with acquisitions (primarily, the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impacts of purchase accounting on associates) are reversed out.

The table below shows business operating income and business net income by segment:

	6 months to June 30, 2009
(€ million)	Pharmaceuticals	Vaccines	Other	Total
Net sales	13,206	1,339	-	14,545

Other revenues	688	15	-	703

Cost of sales	(3,104)	(496)	-	(3,600)

Research and development expenses	(2,039)	(221)	-	(2,260)

Selling and general expenses	(3,351)	(275)	(1)	(3,627)

Other operating income and expenses	183	(2)	99	280

Share of profit/loss of associates	389	14	136	539

Net income attributable to minority interests	(232)	-	-	(232)
Business operating income	5,740	374	234	6,348

Financial income and expenses				(114)

Income tax expense				(1,718)
Business net income				4,516

	6 months to June 30, 2008
(€ million)	Pharmaceuticals	Vaccines	Other	Total
Net sales	12,421	1,205	-	13,626

Other revenues	552	18	-	570

Cost of sales	(3,152)	(463)	-	(3,615)

Research and development expenses	(1,993)	(187)	-	(2,180)

Selling and general expenses	(3,334)	(243)	5	(3,572)

Other operating income and expenses	126	(1)	53	178

Share of profit/loss of associates	321	5	125	451

Net income attributable to minority interests	(220)	-	-	(220)
Business operating income	4,721	334	183	5,238

Financial income and expenses				(88)

Income tax expense				(1,456)
Business net income				3,694

	12 months to December 31, 2008
(€ million)	Pharmaceuticals	Vaccines	Other	Total
Net Sales	24,707	2,861	-	27,568

Other revenues	1,208	41	-	1,249

Cost of sales	(6,231)	(1,104)	-	(7,335)

Research and development expenses	(4,150)	(425)	-	(4,575)

Selling and general expenses	(6,662)	(520)	14	(7,168)

Other operating income and expenses	297	1	(95)	203

Share of profit/loss of associates	671	28	191	890

Net income attributable to minority interests	(441)	-	-	(441)
Business operating income	9,399	882	110	10,391

Financial income and expenses				(270)

Income tax expense				(2,807)
Business net income				7,314

“Business net income” is determined by deducting net financial expense and the relevant income tax expense from “Business operating income”.

“Business net income” is equivalent to “Net income attributable to equity holders of the Company” before amortization and impairment of intangible assets, other impacts arising from the consequences of acquisitions, major restructuring, significant gains and losses on disposals fo non-current assets, and costs or provisions associated with major litigation.

A reconciliation of “Business net income” to “Net income attributable to equity holders of the Company” is provided below:

(€ million)	6 months to June 30, 2009	6 months to June 30, 2008	12 months to December 31, 2008
Business net income	4,516	3,694	7,314
Expenses arising on the workdown of acquired inventories (2)	(19)	-	(2)
Amortization of intangible assets	(1,805)	(1,709)	(3,483)
Impairment of intangible assets	(28)	(126)	(1,554)
Restructuring costs	(907)	(207)	(585)
Other items (1)	-	38	335
Tax effect on the items listed above	923	685	1,904
Expenses arising from impact of acquisitions on associates (3)	(43)	(40)	(78)
Net income attributable to equity holders of the Company	2,637	2,335	3,851
(1) Other items comprise:

Gain on sale of Millennium shares	-	38	38
Reversal of provisions for major litigation	-	-	76
Net charge to/(reversal of) provisions for tax exposures	-	-	221

(2)	Expenses arising from the impacts of acquisitions on inventories: workdown of inventories remeasured at fair value at the acquisition date.
(3)	Expenses arising from the impacts of acquisitions on associates: workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill.

Other segment information

The tables below show information by operating segment on the carrying amount of investments in associates and joint ventures accounted for by the equity method, and on acquisitions of property, plant and equipment and intangible assets.

The principal entities accounted for by the equity method allocated to each operating segment are, for the Pharmaceuticals segment, the entities majority owned by BMS (see Note C.1. to the consolidated financial statements for the year ended December 31, 2008), Handock, Infraserv, and Zentiva (for 2008 only); for the Vaccines segment, Sanofi Pasteur MSD; and for the “Other” segment, Merial and Yves Rocher.

Acquisitions of property, plant and equipment and intangible assets represent acquisitions paid for during the period, and exclude assets acquired under finance leases.

	June 30, 2009
(€ million)	Pharmaceuticals		Vaccines	Other	Total
Investments in associates and joint ventures accounted for by the equity method	397		396	1,349	2,142
Acquisitions of property, plant and equipment	478		221	-	699
Acquisitions of intangible assets	119		6	-	125

	June 30, 2008
(€ million)	Pharmaceuticals		Vaccines	Other	Total
Investments in associates and joint ventures accounted for by the equity method	713	(1)	443	1,285	2,441
Acquisitions of property, plant and equipment	426		172	-	598
Acquisitions of intangible assets	186		12	-	198

(1)	Includes Zentiva as of this date.

	December 31, 2008
(€ million)	Pharmaceuticals		Vaccines	Other	Total
Investments in associates and joint ventures accounted for by the equity method	706	(1)	431	1,322	2,459
Acquisitions of property, plant and equipment	967		375	-	1,342
Acquisitions of intangible assets	225		39	-	264

(1)	Includes Zentiva as of this date.

Information by geographic region

The geographical information on net sales provided below is based on the geographic location of the customer.

In accordance with IFRS 8, the non-current assets reported below exclude financial instruments, deferred tax assets, and pre-funded pension obligations.

	June 30, 2009
(€ million)	Total	Europe		United States	Other Countries
Net sales	14,545	6,027	(1)	4,733	3,785
Non-current assets:
- property, plant and equipment	7,559	5,660		1,051	848
- intangible assets	15,130	4,925		6,923	3,282
- goodwill	29,471	13,386		11,033	5,052

(1)	of which France: €1,655 million.

	June 30, 2008
(€ million)	Total	Europe		United States	Other Countries
Net sales	13,626	6,132	(1)	4,149	3,345
Non current assets:
- property, plant and equipment	6,548	5,008		840	700
- intangible assets	16,832	5,684		7,425	3,723
- goodwill	26,439	12,430		9,686	4,323

(1)	of which France: €1,780 million.

	December 31, 2008
(€ million)	Total	Europe		United States	Other Countries
Net sales	27,568	12,096	(1)	8,609	6,863
Non current assets:
- property, plant and equipment	6,961	5,174		1,042	745
- intangible assets	15,260	4,573		7,225	3,462
- goodwill	28,163	12,414		11,190	4,559

(1)	of which France: €3,447 million.

As described in Note D.5. to the annual consolidated financial statements, France is not a cash-generating unit. Consequently, information about non-current assets is provided for Europe.

Net sales by product

Net sales of sanofi-aventis comprise net sales generated by the Pharmaceuticals segment and net sales generated by the Vaccines segment. The table below shows net sales of the seven flagship products and of the other major products of the Pharmaceuticals segment:

(€ million)	6 months to June 30, 2009	6 months to June 30, 2008	12 months to December 31, 2008

Lovenox®	1,542	1,354	2,738

Lantus®	1,539	1,133	2,450

Plavix®	1,389	1,323	2,609

Taxotere®	1,118	987	2,033

Eloxatine®	697	666	1,345

Aprovel®/ CoAprovel®	620	600	1,202

Apidra®	66	43	98
Flagship Products	6,971	6,106	12,475

Stilnox®/ Ambien®/ Myslee®	447	398	822

Allegra®	438	364	666

Copaxone®	231	420	622

Tritace®	221	263	491

Amaryl®	207	183	379

Depakine®	165	159	322

Xatral®	153	162	319

Actonel®	137	162	330

Nasacort®	120	130	240

Other products	3,099	3,315	6,484

OTC	640	587	1,203

Generics	377	172	354
Total Pharmaceuticals	13,206	12,421	24,707

Net sales of the principal vaccine types sold by the Vaccines segment are shown below:
(€ million)	6 months to June 30, 2009	6 months to June 30, 2008	12 months to December 31, 2008

Pediatric and Polio Vaccines	495	355	768

Meningitis/Pneumonia Vaccines	259	225	472

Adult & Adolescent Booster Vaccines	202	200	399

Travel & Other Endemics Vaccines	165	157	309

Influenza Vaccines (1)	120	200	736

Other Vaccines	98	68	177
Total Vaccines	1,339	1,205	2,861
(1)	Seasonal and pandemic influenza vaccines.

Split of net sales

In the first half of 2009, the Group’s three largest customers accounted for approximately 8.3%, 7.9% and 7.5% of gross sales, respectively.

C.    Events subsequent to the balance sheet date (June 30, 2009)

On July 27, 2009, sanofi-aventis announced the acquisition of Merieux Alliance’s French subsidiary ShanH, which owns a majority stake in vaccine company Shantha Biotechnics (Shantha). Shantha, based in Hyderabad (India), develops, manufactures and markets several important vaccines. The transaction values Shantha at €550 million. For the current fiscal year, sales of Shantha are expected to be around $90 miilion.